77c)  Matters submitted to a vote of security holders:

At the Annual Meeting of Unitholders held on April 28, 2000, unitholders approved an amendment to the investment management agreement with respect to the Value Equity Fund, effective May 1, 2000. The amended agreement raised the minimum rate of advisory fee from .30% to .40% and raised the breakpoints (net assets under management) at which the fee is stepped down from the maximum .60% to the minimum .40%.

	Units
FOR	834,307
AGAINST	7,323
ABSTAIN	931